# PUBLIC

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-44862

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY        MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Greif & Co.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**633 West 5th St. 65th Floor**
(No. and Street)

| **Los Angeles** | **CA** | **90071** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Lloyd Greif** | **(213) 346-9255** | **Greif@Greifco.com** |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**BPM LLP**
(Name – if individual, state last, first, and middle name)

| **1723 Cloverfield Blvd.** | **Santa Monica** | **CA** | **90404** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| **10/08/2003** | **207** |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Greif & Co., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President & CEO

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA )
COUNTY OF CALIFORNIA )

On March 3, 2025, before me, Cynthia I. Coblentz, Notary Public
*Date* *Here Insert Name and Title of the Officer*
personally appeared Lloyd Greif
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CYNTHIA I. COBLENTZ
Notary Public - California
Los Angeles County
Commission # 2386407
My Comm. Expires Jan 8, 2026

Signature ______________________
*Signature of Notary Public*

*Place Notary Seal Above*

PUBLIC

**GREIF & CO.**

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

GREIF & CO.
FINANCIAL REPORT
December 31, 2024

TABLE OF CONTENTS



1723 Cloverfield Blvd, Santa Monica, CA 90404
Phone 310-828-9798 | Fax 310-453-7610 | bpm@bpm.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Greif & Co.
Los Angeles, California

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greif & Co. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*BPM LLP*

We have served as the Company's auditor since 1998.

Santa Monica, California
February 25, 2025

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,170,760 |
| Investment banking receivables | | 39,505 |
| Prepayments and other assets | | 9,932 |
| Property and equipment, at cost, | | |
| net of accumulated depreciation and amortization | | 24,828 |
| Right of Use Assets, net of amortization | | 365,151 |
| **TOTAL ASSETS** | $ | 1,610,176 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 81,744 |
| Contract liabilities | | 835,100 |
| Operating lease liabilities | | 411,914 |
| **TOTAL LIABILITIES** | | 1,328,758 |

COMMITMENTS

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Common stock, no par value: | | |
| Authorized, 100,000 shares; | | |
| Outstanding, 1,000 shares | | 10,000 |
| Retained earnings | | 271,418 |
| **TOTAL STOCKHOLDER'S EQUITY** | | 281,418 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 1,610,176 |

The accompanying notes are an integral part of this statement.

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is engaged in a single line of business as a securities broker-dealer that provides investment banking services to companies primarily in the United States of America that are seeking to raise capital or to acquire or divest operations. The Company limits its business activities exclusively to financial advisory services in connection with corporate mergers, acquisitions, divestitures, restructurings and reorganizations; private placements of equity and debt securities with institutional and other qualified investors; and rendering fairness opinions and business valuations.

NOTE 1:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with the accounting principles accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

| | |
|---|---|
| Furniture and fixtures | 7 years |
| Office equipment | 3 to 5 years |

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S Corporation election:

Historically, the Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations. The Company elected to be taxed at the entity level as allowed for under State of California, AB 150, which is available for taxable years 2021 through 2025 and allows S Corporations, partnerships, and LLCs doing business

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

in California that are required to file a California return to make an election to pay a passthrough entity tax equal to 9.3% on qualified net income. Any passthrough entity tax payments are recorded as stockholder distributions and refunds of such payments are recorded as capital contributions.

The Company recognizes the impact of a tax position in the statement of financial condition if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2024, the Company had no unrecognized tax benefits. The Company currently is not under examination by any tax authority.

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables and allowance for credit losses:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for credit losses. Interest is not accrued on receivables. The balance of investment banking receivables totaled $75,458 as of January 1, 2024.

Management estimates the allowance for expected credit losses by applying historical credit loss rates to receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Accounts are considered for write-off when they become past due and when it is determined that the probability of collection is remote. Management has determined that the current conditions and reasonable, supportable forecasted economic conditions are consistent with the economic conditions included in the historical information. In the fourth quarter of 2024, management determined that an allowance was necessary for estimated credit losses. Accordingly, the balance of investment banking receivables of $39,505 at December 31, 2024, is net of an allowance of $185,362.

Leases:

The Company has various non-cancellable lease agreements for its office space and automobiles. These leases are recorded as operating lease right-of-use assets and operating lease liabilities on the balance sheet. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes rent expense on a straight-line basis over the lease term.

GREIF & CO.
NOTES TO THE FINANCIAL STATEMENT (Continued)
December 31, 2024

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-lived assets:

The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. Management believes there has been no impairment in the value of long-lived assets at December 31, 2024.

Customer accounts:

The Company, (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers, and (3) does not carry PAB accounts (as defined in Rule 15c3-3). In reliance on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073, in the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements throughout the year ended December 31, 2024.

Contract Liabilities:

A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2024, were $835,100.

Recent Accounting Pronouncements Not Yet Adopted:

Management does not believe that any recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company's financial statement presentation or disclosures.

NOTE 2:   CONCENTRATIONS

Cash and cash equivalents:

The Company maintains cash balances at two banks where amounts on deposit may exceed $250,000 throughout the year. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

(Continued)                                                                 Page 5

NOTE 3:   PROPERTY AND EQUIPMENT

As of December 31, 2024, property and equipment consisted of the following:

| | | |
|---|---|---:|
| Furniture and fixtures | $ | 717,058 |
| Office equipment | | 240,918 |
| Leasehold improvements | | 1,046,064 |
| | | 2,004,040 |
| Accumulated depreciation and amortization | | (1,979,212) |
| | $ | 24,828 |

NOTE 4:   RIGHT OF USE ASSETS AND OPERATING LEASE LIABILITIES

The Company leases office space in Los Angeles, California and an automobile under non-cancelable leases pursuant to agreements expiring through June 2026. The office lease requires additional payments based on the operating costs of the building. None of the lease agreements have material residual value guarantees or restrictive covenants. The present value of lease payments on the automobile was determined using a rate of 7.3% that was implicit in the agreement. As the office lease does not provide an implicit rate, the Company used its incremental borrowing rate of 8.5%, based on information available at the date of adoption of Topic 842. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Leased assets and liabilities consisted of the following:

| | | December 31, 2024 |
|---|---|---:|
| Right of Use Asset, net of amortization | $ | 365,151 |
| Operating lease liabilities | $ | 411,914 |

Other information:
Cash paid for amounts included in the measurement of lease liabilities:

| | | |
|---|---|---:|
| Operating cash flows for operating leases | $ | 296,681 |

For Operating leases:

| | |
|---|---:|
| Weighted average remaining lease term | 1.49 years |
| Weighted average discount rate | 8.5% |

Minimum future payments under the Company's leases at December 31, 2024, and their application to the corresponding lease liabilities are as follows:

| Fiscal Year | | Discounted lease liability payments | | Payments due under lease agreements |
|---|---|---:|---|---:|
| 2025 | $ | 267,574 | $ | 292,351 |
| 2026 | | 144,340 | | 147,946 |
| Total | $ | 411,914 | $ | 440,297 |

GREIF & CO.
NOTES TO THE FINANCIAL STATEMENT (Continued)
December 31, 2024

NOTE 5:   NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2024, the Company's net capital, as defined, was $207,153, which exceeded the required minimum net capital by $198,586.

NOTE 6:   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2025, the date the financial statements were available to be issued. There were no subsequent events that would require adjustment to or disclosure in the financial statements.